Exhibit 99.2

 Notice to shareholders of Algonquin Power & Utilities Corp. regarding notice-and-access  April 14, 2022  Dear shareholder,  In connection with the annual meeting (the “Meeting”) of the shareholders (the “Shareholders”) of Algonquin Power & Utilities Corp. (the “Corporation”), notice is hereby given that the Corporation will use the Canadian Securities Administrators’ “notice-and-access” delivery model to deliver proxy-related materials, including the Corporation’s management information circular (the “Circular”)  and the Corporation’s 2021 annual report containing the Corporation’s audited consolidated financial statements and the auditor’s report thereon and management’s discussion and analysis for the year ended December 31, 2021 (the “Annual Report” and, together with the Circular, the “Meeting Materials”) to Shareholders. Under notice-and-access, the Corporation is permitted, as an alternative to sending paper copies  of the Meeting Materials to Shareholders, to provide to Shareholders of record as of April 11, 2022, the record date for the Meeting, this notice containing, among other things, information regarding how to access the Meeting Materials online as well as how to obtain paper copies  of the Meeting Materials free of charge. The Corporation anticipates that notice-and-access will directly benefit the Corporation through a substantial reduction in both postage and printing costs and will also promote environmental responsibility by decreasing the large volume of paper documents generated by printing proxy-related materials.  A form of proxy (if you are a registered Shareholder) or a voting instruction form (if you are a non-registered Shareholder) is included with this notice along with instructions on how to vote.  The Meeting will be held on June 2, 2022, commencing at 4:00 p.m. (Eastern Time) via live webcast online at  https://web.lumiagm.com/462963965, password “algonquin2022” (case sensitive) for the following purposes:  1. to receive the financial statements of the Corporation as at and for the year ended December 31, 2021, and the report of the auditor on the statements;  5. to consider and, if thought fit, pass an advisory resolution approving the Corporation’s approach  to executive compensation;  2. to re-appoint Ernst & Young LLP as the auditor of the Corporation for the  ensuing year;  6. to consider, and if thought fit, approve the  continuation, amendment, and restatement of the Corporation’s shareholder rights plan; and  3. to elect directors for the ensuing year;  7. to consider any other business that may be properly brought before  the Meeting of Shareholders or any adjournment thereof.  4. to consider and, if thought fit, approve the unallocated options under the Corporation’s stock  option plan;  The Circular provides additional information relating to the matters to be dealt with at the Meeting. In particular, for information concerning the items listed above, please see the section of the Circular entitled “Matters to be Acted Upon at the Meeting”.